UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 04, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release Tropicana Gold Project Mineral Resource Continues to Grow

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
4 December 2012

TROPICANA GOLD PROJECT
MINERAL RESOURCE CONTINUES TO GROW

The Mineral Resource estimate for the Tropicana Gold Project has increased by a further 1.48 million ounces to 7.89 million ounces of contained gold. The increase is the result of drilling completed in 2012 and greater confidence in the viability of a larger pit at Havana.

The Tropicana Gold Project, 330 kilometres east-northeast of Kalgoorlie in Western Australia, is part of the Tropicana Joint Venture, owned by AngloGold Ashanti Australia Ltd (70% and Manager) and
Independence Group NL (30%).

A breakdown of the updated Mineral Resource estimate is provided in Table 1 and a comparison of the November 2011 and December 2012 estimates is provided in Table 2.

Table 1: Tropicana Mineral Resource (100% Project) as at 3 December 2012
Classification
Tonnes* (Millions)
Gold (g/t)
Contained Au
(Millions oz)
Measured
29.8
2.12
2.03
Indicated
76.4
1.95
4.78
Inferred
11.9
2.83
1.08
Total
118.0
2.08
7.89
*
Rounded to the nearest decimal place
.

The growth in Mineral Resource primarily reflects additional drilling completed as part of the Havana
Deeps Pre-Feasibility Study (PFS), targeting the down plunge and along strike extents of the
Havana ore body outside the current Havana open pit.

Detailed mining, metallurgical and other study investigations are underway and will be completed during 2013, with a view to updating the Ore Reserve. The PFS will consider the trade-off between open pit and underground mining options and will provide recommendations as to the optimal mining approach.

The results of 2012 drilling indicate that cutbacks on current pit designs at Havana, Tropicana &
Boston Shaker are potentially economically viable outcomes. Accordingly, 2012 resource reporting has been adjusted to reflect this possible outcome, with open pit Mineral Resources now being reported within an A$1,500/oz (US$1,550/oz) pit optimisation shell. Underground Mineral Resources at Havana Deeps, previously reported outside the Havana pit design, have been adjusted to reflect mineralisation that lies outside this A$1,500/oz pit shell.

Reflecting these changes, the open pit Mineral Resource has increased by 2.24Moz Au to 7.02Moz
Au, while the underground Resource has decreased by 0.76Moz Au to 0.87Moz Au.

Figure 1: Reporting Volumes for November 2012 Mineral Resource with Havana Deeps underground Resource reported external to A$1500 optimisation shell.

Mineralisation at depth beneath Tropicana and Boston Shaker remains data-constrained and will be subject of further drilling programmes in coming years.

Note that it is possible that the Havana Deeps PFS may indicate underground mining is the more attractive option as underground mining could provide earlier access to higher-grade material than might be achievable through a large pit cutback. If this were to be the case, the overall Resource may decrease while the underground Resource could increase.

Table 2: Tropicana Mineral Resource Comparison (100% Project) 28 November 2011 to 3
December 2012
Mineral
Resource
Classification
Nov 28 2011
Dec 3 2012
Change
Mt
g/t
Moz
Mt
g/t
Moz
Mt
g/t
Moz
Open Pit
Measured
28.2
2.14
1.95
29.8
2.12
2.03
1.6
-0.02    0.09
Indicated
44.5
1.87
2.68
74.0
1.90
4.51
29.5
0.02     1.83
Inferred
1.8
2.70
0.15
5.8
2.57
0.48
4.0
-0.13     0.32
Total
74.5
1.99
4.78
109.6     1.99
7.02
35.1
0.00     2.24
Underground
Measured
0.0
0.00
0.00
0.0
0.00
0.00
0.0
0.00     0.00
Indicated
5.0
3.57
0.57
2.4
3.58
0.27
-2.6
0.01    -0.30
Inferred
8.8
3.73
1.06
6.1
3.07
0.60
-2.7
-0.66    -0.46
Total
13.8
3.67
1.63
8.5
3.21
0.87
-5.4
-0.46    -0.76
Total
Measured
28.2
2.14
1.95
29.8
2.12
2.03
1.6
-0.02    0.09
Indicated
49.4
2.04
3.25
76.4
1.95
4.78
26.9
-0.10    1.53
Inferred
10.6
3.56
1.21
11.9
2.83
1.08
1.2
-0.73    -0.14
Total
88.3
2.26
6.41
118.0      2.08
7.89
29.7
-0.18    1.48

Note: For the Open Pit Mineral Resource estimate, mineralisation in the Havana, Havana South,
Tropicana and Boston Shaker areas was calculated within a US$1,550/ounce optimisation at a
AUD:USD exchange rate of 1.03 (A$1,500/ounce). The Open Pit Mineral Resources have been estimated using the geostatistical technique of Uniform Conditioning, using cut-off grades of 0.3 g/t
Au for Transported and Saprolite material, 0.4 g/t Au for Transitional and Fresh material. The
Havana Deeps Underground Mineral Resource is reported outside the US$1,550/ounce optimisation at a cut-off grade of 1.73g/t Au, which was calculated using a gold price of
US$2,000/oz (AUD:USD 1.05) (A$1,896/ounce). The Havana Deeps Underground Mineral
Resource was estimated using the geostatistical technique of Ordinary Kriging using average drill hole intercepts. Supporting information for the 2012 Tropicana Mineral Resource is included in
Appendix 1 of this release.
SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contacts
Media
Alan Fine
+27 83 250 0757
Stewart Bailey
+1 646 338 4337 / +27 83 253 2021
Andrea Maxey
+61 8 9425 4603 / +61 400 072 199
Investors
Stewart Bailey (US & SA)
+1 646 338 4337 / +27 83 253 2021
Sabrina Brockman (US & Canada)
+1 212 858 7702 / +1 646 379 2555
Mike Bedford (UK & Europe)
+44 779 497 7881 / +44 1225 93 8483
Fundisa Mgidi (SA)
+27 11 637 6763
Andrea Maxey (Australia)
+61 8 9425 4603 / +61 400 072 199

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, any plan regarding the restructuring of any of AngloGold Ashanti’s operations, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012
and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These
factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the
main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

JORC Compliance:
The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Mark Kent has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Mark Kent consents to the release of this resource based on the information in the form and context in which it appears.

Appendix 1: Supporting information for the 2012 Tropicana Mineral Resource Estimate
Criteria
Explanation
Sampling techniques.
AngloGold Ashanti Australia (AGAA) has carried out all the drilling within the Tropicana deposit.
The sampling methodology with RC drilling has changed over time. Sample collection prior to 2007 was via a cyclone, dust collection system and multi-stage riffle splitter attached to the drill rig. From the beginning of 2007 sample collection was via a cyclone, dust collection system and cone splitter attached to the drill rig.
All NQ2 and HQ diamond holes have been half-core sampled over prospective mineralised intervals determined by the geologist.
Within fresh rock, core is oriented for structural/geotechnical logging wherever possible. In oriented core, one half of the core was sampled over one metre intervals and submitted for fire assay. The other half of the core, including the bottom-of-hole orientation line, was retained for geological reference and potential further sampling such as metallurgical test work. In intervals of un-oriented core, the same half of the core has been sampled where possible, by extending a cut line from oriented intervals through into the un-oriented intervals. The lack of a consistent geological reference plane, (such as bedding or a foliation), precludes using geological features to orient the core.
Drilling techniques.
Reverse Circulation drilling has been utilised to an average depth of 150m in the shallower, up-dip, western portions of the resource and as pre-collars to diamond holes. All Reverse Circulation drilling has been via face sampling hammer.
Diamond drilling has predominantly been NQ2 with limited HQ2, HQ3 and PQ in the upper saprolite and for holes drilled for geotechnical and metallurgical purposes. The majority of diamond holes have been drilled as tails to RC drilling. From 2011 many deeper holes were drilled with shorter RC pre-collars (~60m), or HQ from surface to minimise deviation
Drill sample recovery.
The sample recovery is currently recorded on selected intervals to assess that the sample is being adequately recovered during RC drilling. Prior to April 2008, no systematic assessment of sample recovery data was made for RC drilling. A subjective visual estimate was used where weights were recorded as 25, 50, 75 or 100%.
Since April 2008 a systematic sample recovery program has been implemented where for 1:25 intervals, the
Primary (lab weight), Secondary (archive weight) and Reject splits are weighed and recorded in the database.
These weights are combined and then compared to a theoretical recovery of the interval based on the regolith and rock type of the interval being analysed.
For diamond drilling recovered core for each drill run is recorded and measured against the expected core from that run. Core recovery is consistently very high, with minor loss occurring in regolith and heavily fractured ground.
Logging.
All RC chips and diamond drill cores have been geologically logged for lithology, regolith, mineralisation and alteration utilising AGAA’s standard logging code library. Diamond core has also been logged for geological structure. Sample quality data recorded includes recovery, sample moisture (i.e. whether dry, moist, wet or water injected) and sampling methodology. Diamond drill holes are routinely orientated, photographed and structurally logged with the confidence in the orientation recorded. Geotechnical data recorded includes QSI,
RQD, matrix, and fracture categorisation.
All logging data is digitally captured via Field Marshall Software and the data is validated in Micromine prior to being uploaded to an SQL database. DataShed has been utilised for the majority of the data management of the SQL database. The SQL database utilises referential integrity to ensure data in different tables is consistent and restricted to defined logging codes.
Sub-sampling
techniques and
sample preparation.
Since the commencement of exploration activities at Tropicana, sample preparation and analysis has been carried out by two laboratories, as detailed below:
Prior to November 2006 - SGS (formerly Analabs) Welshpool performed all gold and multi-element analysis.
November 2006 to present – Genalysis Perth has performed all gold and multi-element analyses.
SGS routinely prepared half-core diamond samples by crushing in a jaw crusher followed by pulping in an LM5 to 90% passing 75μm. One metre RC samples were pulped in an LM5 to 90% passing 75μm. 50-gram samples were then assayed by fire assay. Sieve tests were carried out on 5% of samples.
At Genalysis, core samples weighing approximately 2.5kg are prepared via a robot. The samples are then crushed to <3mm in a Boyd crusher and automatically split, down to a sample of ~1kg for pulping and analysis.
The remainder of the material was retained as a coarse split for metallurgical test-work. One metre RC samples were pulped in a mixer mill to 90% passing 75μm. Wet sieve tests were carried out on 5% of the samples
A coarse blank sample is inserted as the first sample in each laboratory job. The purpose of this sample is to check that laboratory crushing and grinding equipment is kept clean. Results from the blank analysis show that no contamination is occurring within the pulverising process.
Standards are inserted into batches of samples at a frequency of three standards in every 100.

Quality of assay data
and laboratory tests.
At SGS 50-gram samples were assayed by fire assay. SGS inserted blanks and standards (one in 20 samples)
in every batch. Every 20th sample was selected as a duplicate from the original pulp packet and then analysed.
Repeat assays were completed at a frequency of one in 20 and were selected at random throughout the batch.
In addition, further repeat assays were selected at random by the quality control officer, the frequency of which was batch dependent. Analysis was by fire assay with similar quality assurance (QA) for RC and half core samples.
Genalysis inserted internal standards and blanks randomly through each batch. Every 25th sample was selected as a duplicate from the original pulp packet and then analysed at the end of the batch. Finally, 6% of the batch was selected for re-analysis.
Internal laboratory checks and internal and external check assays such as repeats and check assays enable assessment of precision. Contamination between samples is checked for by the use of blank samples.
Assessment of accuracy is carried out by the use of certified Standards (CRM).
Check assay campaigns generally coincide with each resource update.
QAQC results are reviewed on a batch-by-batch and monthly basis. Any deviations from acceptable precision or indications of bias are acted on with repeat and check assays. Overall performance of both laboratories has been satisfactory.
Verification of
sampling and
assaying.
On receipt of assay results from the laboratory the results are verified by the Data Manger and by geologists who compare results with geological logging.
Analysis of twinned drill holes showed that no significant down hole smearing was occurring in RC holes when compared to the twinned diamond holes in Tropicana and Havana.
Location of data
points.
All hole locations within the resource area to date have been pegged with a standard GPS, or by RTK GPS.
Once the holes are drilled the collar location is then surveyed with an RTK GPS.
A regional Digital Terrain Model was then created to cover the Tropicana JV tenement area from Shuttle Radar
Topography Mission (SRTM) data. The data was sampled at 3 arc-seconds, which is 1/1200th of a degree of latitude and longitude, or about 90 meters.
Data spacing and
distribution.
Drill hole spacing on sections, and between sections, typically range from 25 x 25m to 100 x 100m. The majority of the Open Pit resource area has been drill tested at a nominal density of 50 x 50m with the spacing closed up to 25 x 25m within the Tropicana and Havana Starter Pits. An area of 100 x 100m within the Havana pit was drilled on a 10 x 10m grid to validate the resource model and provide data to optimise the proposed grade control methodology. The drill spacing at Boston Shaker is nominally 50 x 50m. The down-plunge extension of the Havana Deeps area is drilled at 100 x 100m or 100 x 50m closer to the pit area.
1m samples are composited to 3m prior to Resource Estimation.
Orientation of data in
relation to geological
structure.
The majority of drilling is orientated to intersect normal to mineralisation. The chance of bias introduced by sample orientation is thus considered minimal.
Audits or reviews.
Field quality control and assurance has been assessed on a daily, monthly and quarterly basis.
Field QA/QC was assessed by Quantitative Group (QG) as part of their audits of the Tropicana and Havana
Mineral Resource between 2007 and 2009.
Database integrity.
AGAA uses various software programs to collect the different forms of drilling data obtained during exploration.
The main packages are from Microsoft (SQL Server and Access) and Micromine Pty Limited (Micromine and
Field Marshall), Maxwell Services Limited (DataShed) and Karjeni Pty Limited (dPipe).
The database is managed with Microsoft’s SQL Server and Maxwell’s DataShed. DataShed was developed as a front end interface to MS Access or SQL Server. DataShed was specifically created for the exploration and mining community and contains special queries and data management utilities unique to the mining industry.
Many of these or additional processes have been modified or added to by AGAA.
Drilling data is captured in the field directly into handheld Husky, LXE, Toughbook or laptop computers with Field
Marshall software. Daily drilling forms (Plods) are completed by the driller in hard copy and signed off by the geologist. Sampling and Magnetic Susceptibility (MagSus) readings are entered by field staff.
The merging of logging data into the database is semi-automated via a file transfer program called dPipe.
Karjeni Pty Limited developed dPipe to facilitate the transfer of data from one format into another into SQL databases. This program has the ability to read a file to split, composite and append data into the desired format.
Semi-automatic loading of data is preferred so that any problems can be addressed immediately. These problems may include inconsistent intervals, wrong logging codes or incorrect initials for the person who collected the data. During the loading process some logging files are split into several tables, i.e. regolith, geology and alteration, to allow better management and access to data. Errors are held in the buffer until corrected.
Assay results received from the laboratories are emailed to the Perth office and stored on the server. An invoice is mailed to AngloGold Ashanti along with a hard copy or digital PDFs of the results. The hard copies are filed in folders and PDFs stored on the network for future auditing purposes.

Geological
interpretation.
3D solids are created by flagging the principal rock types and structures defined during section interpretation.
The highest priority geological domains are the Garnet Gneiss, Dykes and Shears, as these are the most visually distinctive units, are the least subjective when being logged. These are considered to have a high level of confidence in interpretation. The Garnet Gneiss unit is an important unit, as it is generally found in the hanging wall to the mineralisation and acts as a precursor to mineralisation, as well as being the dominant waste rock unit. The dykes are locally important as they post-date mineralisation and are barren of gold mineralisation.
Modelling of the shears is critical to understanding geotechnical aspects and assessing the spatial controls on the mineralisation. Measurements of structural data from drill core are used to generate 3D disks in Vulcan that assist in correctly modelling the orientation of dykes and shears.
Modelled lithological boundaries and shears formed a framework for subsequent definition and triangulation of mineralised lenses in the Tropicana and Havana zones. A 0.3g/t gold cut-off was applied with internal lower grade zones (<3m) included in the model. The Tropicana mineralised zone was clipped at the saprock contact, consistent with observations in diamond drill core. Havana zone mineralisation extends above the saprock contact and 0.3g/t gold triangulations were clipped at the base of transported cover. Mineralisation envelopes were projected down dip below the limit of assayed drill core and RC samples on average by 100m.
Interim solids were validated and refined using structural readings measured in drill core.
Dimensions.
The Open Pit Mineral Resource is reported within an A$1500 optimisation shell that is 4.7km long, up to 1km wide, and up to 460m deep.
The Havana Deeps Underground Mineral Resource extends to a depth of approximately 1km below surface.
Estimation and
modelling techniques.
The Mineral Resource is reported from open pit and underground Mineral Resource models, estimated with differing estimation techniques and with different cut-off grades applied to each model. The Open Pit Mineral
Resources have been estimated using the geostatistical technique of Uniform Conditioning using average drill hole intercepts and are reported above a marginal (break-even) cut-off grade of 0.3g/t for Transported and
Saprolite material, and 0.4g/t for Transitional and Fresh material. The Havana Deeps Underground Mineral
Resource has been estimated at a cut-off grade of 1.73g/t using the geostatistical technique of Ordinary Kriging using average drill hole intercepts. The cut-off grade calculation is based on an underground scoping study completed in late 2010, and a gold price of US$2000 (A$1896).
3m down-hole composites are used for both estimates.
Gold is the only element modelled, as no other significant element has been detected in sampling to date which would be deleterious to mine and mill performance.
The Open Pit estimate uses block sizes of 15m (X) by 30m (Y) by 10m (Z) with an SMU of 5m (X) by 7.5m (Y)
by 3.33m (Z).
The Underground estimate uses a block size of 15m (X) by 30m (Y) by 3.33m (Z).
Both Resource Estimates are compared to the input data using swath plots to check for bias in the estimation, and to previous estimates.
No reconciliation data is currently available, although a trial grade control pattern of ~100m by 100m was drilled during the BFS which provided confidence that the Mineral Resource Estimate was accurate in that volume.
Moisture.
Tonnage estimates are on a dry tonne basis.
Cut-off parameters.
The Open Pit Mineral Resources use a cut-off grade of 0.3g/t for Transported and Saprolite material, and 0.4g/t for Transitional and Fresh material, based on contract mining costs and BFS-level estimates of processing and administration costs, and a gold price of US$2000 (A$1896).
The Havana Deeps Underground Mineral Resource has been estimated at a cut-off grade of 1.73g/t. The cut-off grade calculation is based on an underground scoping study completed in late 2010, and a gold price of
US$2000 (A$1896).
Mining factors or
assumptions.
Open Pit mining assumes selectivity of SMU’s of 5m (X) by 7.5m (Y) by 3.33m (Z), with no external dilution accounted for in the Mineral Resource.
Underground mining is based on a modified Long-Hole Open Stope method, with 20m vertical intervals between ore drives. No external dilution is included in the Mineral Resource Estimate.
Metallurgical factors
or assumptions.
Metallurgical recovery is taken into account in the optimisation of both Open Pit and Underground Resource optimisations, with an average project recovery of 90.3% assumed, based on extensive metallurgical test work completed as part of the Feasibility Study for the Havana Open Pit.
Bulk density.
Dry Bulk Density (DBD) determinations have been routinely collected on the mineralised zones in all DDH core at one-metre intervals using water immersion methods. A coherent segment of core (>10cm length), representative of the metre interval, is selected. The weight is measured dry, in air, then measured submerged in water. Core was left to dry naturally on the core racks.
Dry Bulk Density has been estimated using Ordinary Kriging where sufficient data exist. In non-estimated areas, the average measured value for that lithology and regolith type is used. Density values within units show little variation.
Classification.
The estimates of the Mineral Resources presented in this Report have been carried out in accordance with the principles and guidelines of the Australian Code for Reporting of Exploration Results, Mineral Resources and
Ore Reserves (JORC, 2004).

Mineral Resources have been classified based on the 15% rule whereby a Measured Resource should reconcile within plus or minus 15% over quarterly production volumes, 90% of the time, and an Indicated Resource should reconcile within plus or minus 15% over yearly volumes, 90% of the time, as per internal AngloGold Ashanti guidelines. This criterion defines a drill spacing of approximately 25 x 25 m to define a Measured Resource, and
50 x 50 m to define an Indicated Resource. Inferred Resources are defined when evidence of geological and grade continuity exists sufficient to generate an estimated grade. The average data spacing for Inferred
Resources varies, but is generally 100 x 100m or less.
The Resource classification is consistent between the Open Pit and Underground estimates, given that the underground mining will focus on large tonnage, low cost methods and the resource is mined at a relatively low cut-off grade. Material defined by relatively few drill-holes (down plunge from the Havana Deeps area) was manually recoded out of Resource classifications, and not reported as part of the Tropicana Resource for 2012.
Audits or reviews.
The Open Pit Mineral Resource has been audited previously as part of the BFS by Quantitative Group (QG)
between 2007 and 2009.
Discussion of relative
accuracy/ confidence.
The relative accuracy of the Mineral Resource Estimates is reflected in the Resource Classification.
No reconciliation data is currently available, although a trial grade control pattern of ~100m by 100m was drilled during the BFS which provided confidence that the Mineral Resource Estimate was accurate in that volume.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: December 04, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary